Mail Stop 4720

July 6, 2009

Via Facsimile and U.S. Mail

John M. Franck II, Esq.
Vice President and Corporate Secretary
HCA Inc.
One Park Plaza
Nashville, TN 37203

> **Re: HCA Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 29, 2009**
> **File No. 333-159511**

Dear Mr. Franck:

We have completed our review of your Amendment No. 1 to Registration Statement on Form S-1 and have no comments at this time.

In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Scot Foley at (202) 551-3383 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

CC: Richard A. Fenyes, Esq.
        John C. Ericson, Esq.
        Simpson Thacher & Bartlett LLP
        425 Lexington Avenue
        New York, NY 10017-39546